Exhibit 4

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April 30, 2023

The Special Committee of the Board of Directors (the “Special Committee”)

Arco Platform Limited

Rua Augusta 2840

9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil

Dear Members of the Committee:

Following our price negotiations with Evercore Group L.L.C. (“Evercore”), the financial advisor to the Special Committee, General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer”) are pleased to submit this revised non-binding proposal to acquire all of the outstanding Class A common shares (the “Class A Common Shares”) of Arco Platform Limited (the “Company”) that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (together, the “Founders”) or their respective affiliates (the “Proposed Transaction”). The Founders support the Proposed Transaction and will roll over 100% of their Class A Common Shares and Class B common shares in the Proposed Transaction. After the closing of the Proposed Transaction, the Founders will maintain the same economic and voting interest in the Company as they currently have. The Founders have not participated or been engaged in any discussions related to the purchase price proposed by General Atlantic and Dragoneer, nor have the Founders provided any input or expressed any opinion regarding any price.

We are grateful for the time the Special Committee and its financial advisor have spent with us regarding the Proposed Transaction since we submitted our original proposal (the “Original Proposal”) on November 30, 2022. Following our price negotiations with Evercore, we are pleased to submit this revised non-binding proposal. The purchase price proposed by General Atlantic and Dragoneer for each Class A Common Share is US$13.00 in cash, which offers significant value to the Company’s shareholders and represents a substantial increase from the Original Proposal and approximately a 44% premium over the US$9.04 closing price on the trading day immediately prior to our submission of the Original Proposal.

The principal terms and conditions of the Proposed Transaction will be set forth in definitive agreements to be negotiated with the Company, which we expect will contain representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type (the “Definitive Agreements”). Consummation of the Proposed Transaction would be contingent on receipt of any required regulatory or shareholder approvals and other customary conditions to closing. As with the Original Proposal, the Proposed Transaction would not be subject to a financing condition.

As with the Original Proposal, General Atlantic and Dragoneer are prepared to fully backstop the funds needed to acquire the Class A Common Shares with equity and are responsible for negotiating the price to be paid per Class A Common Share. The cash necessary to complete the Proposed Transaction would come from General Atlantic and Dragoneer’s respective affiliated investment funds. General Atlantic has approximately $75 billion in assets under management inclusive of all products as of March 31, 2023. Dragoneer has more than $21 billion in assets under management as of March 31, 2023.

As you know, the Founders, General Atlantic and Dragoneer have entered into an exclusivity agreement and are interested only in pursuing the Proposed Transaction and do not intend to sell their respective stakes in the Company to any third party.

This proposal is not a binding offer, agreement or an agreement to make a binding offer. This proposal does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on the terms and conditions provided in the Definitive Agreements.

We are confident in our ability to consummate the Proposed Transaction as outlined in this proposal and would like to express our continued commitment to working together with the Special Committee to bring the Proposed Transaction to a successful and timely consummation. We and our advisors remain available at your convenience to discuss any aspects of our proposal. We look forward to hearing from you.

Sincerely,

General Atlantic L.P.

By:	/s/ Gordon Cruess
Name:	Gordon Cruess
Title:	Managing Director

Dragoneer Investment Group, LLC

By:	/s/ Michael Dimitruk
Name:	Michael Dimitruk
Title:	Vice President

Oto Brasil de Sá Cavalcante

By:	/s/ Oto Brasil de Sá Cavalcante

Ari de Sá Cavalcante Neto

By:	/s/ Ari de Sá Cavalcante Neto